UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,
55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Registered Direct Offering

On March 6, 2026, VCI Global Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with a single institutional investor (the “Purchaser”), pursuant to which the Purchaser agreed, subject to the satisfaction of certain conditions contained in the Purchase Agreement, to purchase $15 million of the Company’s securities consisting of the Company’s ordinary shares, no par value (the “Shares”), pre-funded warrants (“Pre-Funded Warrants”) to purchase ordinary shares, common A warrants (“Common A Warrants”) to purchase ordinary shares and common B warrants (“Common B Warrants”, and together with the Common A Warrants, the “Common Warrants”) in three tranches of $5 million each in three separate closings. The initial closing, being referred to herein as the “Initial Closing” and the second and third closings are referred to herein as the First Tranche Closing and Second Tranche Closing, respectively. The issuance of the Shares, the Pre-Funded Warrants, the Common Warrants and the ordinary shares underlying the Pre-Funded Warrants and the Common Warrants (the “Offering”) is pursuant the Purchase Agreement and the Company’s Prospectus Supplement (the “Prospectus Supplement”) dated March 6, 2026 and filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2026 pursuant to Rule 424(b)(5). The Common A Warrants have a 5-year term and an initial exercise price of $5.62 per share, which is subject to adjustment as set forth in the Purchase Agreement and described in the Prospectus Supplement. The Common B Warrants have a 180-day term and an initial exercise price of $5.62 per share, which is subject to adjustment as set forth in the Purchase Agreement and described in the Prospectus Supplement. The Common A Warrants also have cashless exercise and forced exercise provisions that are set forth in the Purchase Agreement and described in the Prospectus Supplement.

The Initial Closing occurred on March 6, 2026 and the Company issued 225,241 Shares, Pre-Funded Warrants to Purchase up to 997,253 ordinary shares, Common A Warrants to purchase up to 1,222,494 ordinary shares and Common B Warrants to purchase up to 1,222,494 ordinary shares for gross proceeds of approximately $5 million. Each of the First Tranche Closing and Second Tranche Closing may occur if the Company satisfies certain conditions contained in the Purchase Agreement and described in the Prospectus Supplement, which include, but are not limited to certain conditions relating to the trading price and trading volume of the Company’s ordinary shares immediately prior to such closing date.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities arising under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purpose of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement and may be subject to limitations agreed upon by the contracting parties.

The Company entered into a placement agency agreement (the “Placement Agency Agreement”) with E.F. Hutton & Co. (the “Placement Agent”) on March 6, 2026, pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company, on a reasonable best efforts basis, in connection with the Offering. The Company has agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds received in the Offering and for certain expenses incurred by the Placement Agent in connection with the Offering.

Electronic copies of the Prospectus Supplement and the related shelf registration statement on Form F-3 (File No. 333-279521), filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2024, and declared effective by the Commission on May 28, 2024 (the “Registration Statement”) may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting E.F. Hutton& Co. at 745 Fifth Avenue, 34th Floor & PH, New York, NY 10151, by phone at (212) 970-3700 or e-mail at info@efhutton.com.

The foregoing descriptions of the Purchase Agreement, Placement Agency Agreement, Common A Warrants Common B Warrants and the Pre-Funded Warrants are only summaries and are qualified in their entirety by reference to the complete text of the form of Purchase Agreement, Placement Agency Agreement, Common A Warrants Common B Warrants and Pre-Funded Warrants, copies of which are attached as Exhibit 10.1, Exhibit 4.1, Exhibit 4.2 and Exhibit 4.3, respectively, to this Report on Form 6-K and are incorporated by reference herein, and such description and exhibits are incorporated by reference into the Registration Statement.

Copies of the opinion of Carey Olsen (BVI) L.P. regarding the validity of the Ordinary Shares issued in the Offering, including Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and the Placement Agent Warrants, and the opinion of Sichenzia Ross Ference Carmel LLP regarding the validity of the Pre-Funded Warrants and the Placement Agent Warrants are filed as Exhibit 5.1 and Exhibit 5.2, respectively, to this Report on Form 6-K.

A copy of the press release issued by the Company on March 6, 2026 announcing the Offering is attached hereto as Exhibit 99.1.

This Report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit Number	Description
4.1	Form of Common A Warrants
4.2	Form of Common B Warrants
4.3	Form of Pre-Funded Warrants
5.1	Opinion of Carey Olsen (BVI) L.P.
5.2	Opinion of Sichenzia Ross Ference Carmel LLP
10.1	Form of Securities Purchase Agreement
10.2	Form of Placement Agency Agreement
23.1	Consent of Carey Olsen (BVI) L.P. (set forth in Exhibit 5.1)
23.2	Consent of Sichenzia Ross Ference Carmel LLP (set forth in Exhibit 5.2)
99.1	Press Release issued by VCI Global Limited on March 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 9, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

3